

Client Focused Trading

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of CFT Securities, LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

(1.)   the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k) (2) (ii), and

(2.)   for the reporting period January 1, 2016 through December 31, 2016, the Company has met the identified exemption provision without exception.

CFT Securities, LLC

John T. Ryan
President and Chief Executive Officer
CFT Securities, LLC

Peter J. Krzystek
Chief Financial Officer
CFT Securities, LLC

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Confidential